

November 4, 2010

Michael J. Smith
Chairman, President and Chief Executive Officer
Terra Nova Royalty Corporation
400 Burrard Street, Suite 1620
Vancouver, British Columbia
Canada V6C 3A6

> **Re: Terra Nova Royalty Corporation**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 2, 2010**
> **File No. 333-169819**

Dear Mr. Smith:

      We have reviewed your response letter dated November 2, 2010 and the above-referenced filing, and have the following comments.

<u>Summary of Analysis of Raymond James, page 51</u>

1. We note that in response to our oral comment provided to you on November 2, 2010 regarding the disclosure on page 51 that the "Raymond James' written opinion is addressed solely to the Special Committee . . . ," you have not deleted this limitation. Accordingly, we reissue our comment. In particular, please delete the limitation as it is inconsistent with the disclosure relating to the opinion. Alternatively, please disclose the basis for Raymond James' belief that shareholders cannot rely upon the opinion to support any claims against Raymond James arising under applicable law. Please describe any applicable legal authority regarding the availability of such a potential defense. In the absence of applicable legal authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. In addition, please disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law. Further, please disclose that the availability of such a legal defense to Raymond James would have no effect on the rights and responsibilities of either Raymond James or the board of directors under the U.S. federal securities law.

<u>Material U.S. Federal Income Tax Consequences, page 65</u>

2. We have considered your response to comment nine in our letter dated October 29, 2010 and have reviewed your revised disclosure. Please further revise your "Treatment of this Offer and the Merger as a Reorganization" disclosure on page 66 to estimate the degree

of uncertainty counsel believes exists with respect to whether the IRS would treat the merger as an integrated transaction qualifying as a reorganization (e.g., possible but highly unlikely).

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Dietrich King, Staff Attorney, at 202-551-3338 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: H.S. Sangra (*via facsimile (604) 669-8803*)
        Andrew Bond
        Rod Talaifar
        Sangra Moller LLP